UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

UNITED INDUSTRIAL CORPORATION

(Name of Subject Company (Issuer))

Marco Acquisition Sub Inc.
and
Textron Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

910671106
(CUSIP Number of Class of Securities)

Terrence O’Donnell, Esq.
Textron Inc.
40 Westminster Street
Providence, RI 02903
(401) 421-2800
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Louis A. Goodman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108
(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP Number:
910671106

The pre-commencement communications filed under cover of this Schedule TO relate to a planned tender offer by Marco Acquisition Sub Inc. (“Purchaser”), a wholly owned subsidiary of Textron Inc. (“Textron”), for all of the outstanding shares of common stock, par value $1.00 per share, of United Industrial Corporation (“UIC”), pursuant to an Agreement and Plan of Merger, dated as of October 7, 2007, by and among Purchaser, UIC and Textron.

The tender offer described herein has not yet been commenced.  The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of UIC.  At the time the tender offer is commenced, Textron and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and UIC intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Textron, Purchaser and UIC intend to mail these documents to the stockholders of UIC.  These documents will contain important information about the tender offer and stockholders of UIC are urged to read them carefully when they become available.  Stockholders of UIC will be able to obtain a free copy of these documents (when they become available) and other documents filed by UIC or Textron with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Textron by contacting Textron at 40 Westminster Street, Providence, RI 02903, attention: Investor Relations, or from UIC by contacting UIC at P.O. Box 126, Hunt Valley, MD 21030, attention: Investor Relations.

EXHIBIT INDEX

EXHIBIT
NO.
99.1	UIC Acquisition Presentation, October 8, 2007 (transcript)